Exhibit 99.1

Golden Star Announces Normal Course Issuer Bid

TORONTO, March 18, 2019 /CNW/ - Golden Star Resources Ltd. (NYSE American: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") announces that it has received approval from the board to commence a normal course issuer bid ("NCIB") to purchase up to an aggregate of 5,440,950 common shares (the "Shares"), representing approximately 5% of the issued and outstanding Shares as of March 15, 2019.

Pursuant to the NCIB, the Company may, if considered advisable, purchase the Shares through the facilities of the NYSE American from time to time over the next 12 months. Such purchases may commence on March 25, 2019 and will conclude on the earlier of the date on which purchases under the bid have been completed or March 24, 2020. All Shares will be purchased for cancellation. The price which the Company will pay for any such Shares will be the prevailing market price at the time of acquisition.

The Board of Directors believes that the purchase of its Shares would be an appropriate use of corporate funds, in the best interests of the Company and its shareholders, when the underlying value of the Company is not reflected in the market price of its shares, subject to other capital allocation priorities. Furthermore, the purchases would be expected to benefit all persons who continue to hold Shares by increasing the underlying value of their equity interest in the Company if the repurchased Shares are cancelled.

All monetary amounts refer to United States dollars unless otherwise indicated.

Company Profile:

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea underground mines in Ghana, West Africa. Listed on the NYSE American, the Toronto Stock Exchange and the Ghana Stock Exchange, Golden Star is focused on delivering strong margins and free cash flow from its two high-grade, low cost underground mines. Gold production guidance for 2019 is 220,000–240,000 ounces at a cash operating cost per ounce1 of $620–$680. As the winner of the PDAC 2018 Environmental and Social Responsibility Award, Golden Star is committed to leaving a positive and sustainable legacy in its areas of operation.

Notes 1. See "Non-GAAP Financial Measures".

Non-GAAP Financial Measures

In this press release, we use the term "cash operating cost per ounce". This term should be considered as Non-GAAP Financial Measures as defined in applicable Canadian and United States securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with International Financial Reporting Standards ("IFRS"). "Cash operating cost per ounce" for a period is equal to the cost of sales excluding depreciation and amortization for the period less royalties, the cash component of metals inventory net realizable value adjustments and severance charges divided by the number of ounces of gold sold (excluding pre-commercial production ounces) during the period. This measure is not representative of all cash expenditures as it does not include income tax payments or interest costs. Changes in numerous factors including, but not limited to, mining rates, milling rates, gold grade, gold recovery, and the costs of labor, consumables and mine site general and administrative activities can cause this measure to increase or decrease. We believe that this measure is the same or similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance. Please see our "Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2018" for a reconciliation of this Non-GAAP Financial Measures to the nearest IFRS measure.

Statements Regarding Forward-Looking Information

Some statements contained in this news release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward looking information" within the meaning of Canadian securities laws. Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Forward-looking information and statements include, but are not limited to, statements and information regarding the total number of Shares to be purchased under the Bid; and the expectation that purchased under the Bid will benefit all persons who continue to hold Shares. Investors are cautioned that forward-looking statements and information are inherently uncertain and involve risks, assumptions and uncertainties that could cause actual facts to differ materially. There can be no assurance that future developments affecting the Company will be those anticipated by management. We expect estimates will change as new information is received. While we may elect to update these estimates at any time, we do not undertake any estimate at any particular time or in response to any particular event.

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SOURCE Golden Star Resources Ltd.

View original content: http://www.newswire.ca/en/releases/archive/March2019/18/c7425.html

%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Tania Shaw, Vice President, Investor Relations and Corporate Affairs, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 07:00e 18-MAR-19